Exhibit 99.1

News Release
Investors, analysts and other interested parties can access Brookfield Asset Management’s 2010 Third Quarter Results as well as the Shareholders’ Letter, Financial Review and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2010 Third Quarter Results conference call can be accessed via webcast on November 5, 2010 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG
OPERATING CASH FLOW OF $354 MILLION FOR THIRD QUARTER OF 2010

TORONTO, November 5, 2010 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its financial results for the third quarter ended September 30, 2010. The financial results are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Cash Flow From Operations

Cash flow from operations for the third quarter increased to $354 million ($0.57 per share) from $149 million ($0.24 per share) in the third quarter of 2009, prior to realization gains. The operating results benefitted from continued strong performance by the company’s commercial office businesses reflecting high occupancy levels and improved leasing markets. Operating returns from infrastructure operations increased due to improving economic conditions and investment of additional capital at favourable returns, while lower water levels more than offset the impact of higher realized prices within the company’s power generating operations.

	Three months ended September 30			Nine months ended September 30
	2010	2009	2009	2010	2009	2009
US$ millions (except per share amounts)	IFRS	IFRS	CGAAP	IFRS	IFRS	CGAAP

Cash flow from operations
- Total	$354	$495	$520	$1,047	$1,037	$1,069
- Prior to realization gains	354	149	179	860	648	675

Cash flow from operations per share
- Total	$0.57	$0.83	$0.88	$1.70	$1.74	$1.80
- Prior to realization gains	0.57	0.24	0.28	1.38	1.07	1.11

“Recent investments and several major initiatives combined with organic growth in our existing operations have set the stage for Brookfield to build on our franchise and continue to create significant shareholder value,” commented Bruce Flatt, CEO of Brookfield. “We believe that as the global economy continues to recover, the company is well positioned for long-term, sustainable growth across all of our sectors.”

1 |  Brookfield Asset Management Inc. – 2010 Q3 Results

Net Income

Net income for the third quarter of 2010 was $112 million ($0.16 per share), unchanged from the amounts reported for the same quarter in 2009 under Canadian Generally Accepted Accounting Principles (“CGAAP”). Net income for the 2009 quarter, restated to conform to IFRS, included downward adjustments to the appraisal values of its commercial office portfolios, resulting in a net loss for the period. The company’s Consolidated Statements of Operations are presented on page 7 of this release.

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income prior to depreciation and amortization, revaluation gains or losses, future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income in the Supplemental Information available at www.brookfield.com and on page 8 of this release. Cash flow from operations is a non-IFRS measure which does not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Net Asset Value

The net asset value of Brookfield’s common equity was $30.99 per share at quarter end. Brookfield’s renewable power and utility assets are revalued on an annual basis, so this represents only a partial update of net asset values. Furthermore, this analysis does not include any intangible value related to the company’s asset management franchise. Please see pages 5 and 6 of this release for further information on the company’s net asset values.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on February 28, 2011, to shareholders of record as at the close of business on February 1, 2011. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Financial Review and Supplemental Information for the quarter ended September 30, 2010 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the nine months ended September 30, 2010, which have been prepared using the standards and interpretations currently issued under International Financial Reporting Standards (“IFRS”) and expected to be effective at the end of our first annual IFRS reporting period, which is intended to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified. The amounts have not been audited or subject to review by our external auditor.

* * * * *

2 |  Brookfield Asset Management Inc. – 2010 Q3 Results

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP Investor Relations & Communications Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “can,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our ability to build on our franchise and create significant shareholder value; our belief of recovery in the global economy and our positioning for long-term, sustainable growth across all sectors; and accounting policies adopted under IFRS and the potential modification of the application thereof. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3 |  Brookfield Asset Management Inc. – 2010 Q3 Results

STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2010	2009	2010	2009
Operating platforms
Renewable power generation	$46	$56	$206	$279
Commercial properties	83	63	243	189
Infrastructure	37	10	101	37
Development activities	77	(1)	121	9
Private equity and finance	50	5	121	84
Investment and other income	126	84	250	254
Total operating platform cash flow	419	217	1,042	852
Asset management and other services	90	65	239	175
Operating cash flow prior to unallocated costs	509	282	1,281	1,027
Interest expense	(76)	(70)	(225)	(194)
Operating costs	(66)	(70)	(178)	(186)
Current income taxes	(13)	7	(18)	1
Operating cash flow – prior to realization gains	354	149	860	648
Realization gains	—	346	187	389
Operating cash flow and gains	$354	$495	$1,047	$1,037
– Per share - prior to realization gains	$0.57	$0.24	$1.38	$1.07
– Per share - including realization gains	0.57	0.83	1.70	1.74

Notes:

Cash flow from operations in this statement is on a segmented basis and represents the operations of Brookfield Asset Management net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to the company’s Financial Review and Supplemental Information which is available at www.brookfield.com.

The basis of presentation in this statement differs from the Consolidated Statements of Operations on page 7. A reconciliation between these two statements is presented on page 8.

The statements of cash flow from operations above are prepared on a basis that is consistent with the company’s Supplemental Information and differs from net income and loss as presented in the company’s consolidated Statements of Operations on page 7 of this release, which is prepared in accordance with IFRS. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results.

4 |  Brookfield Asset Management Inc. – 2010 Q3 Results

STATEMENTS OF CHANGES IN NET ASSET VALUE

(Unaudited)	Three months ended September 30, 2010		Nine months ended September 30, 2010
US$ millions (except per share amounts)	Total	Per Share	Total	Per Share
Opening net asset value1	$17,484	$29.69	$16,706	$28.53
Operating cash flow	354	0.57	1,047	1.70
Less: realization gains2	—	—	(102)	(0.19)
Preferred share dividends	(18)	n/a	(53)	n/a
Fair value changes
Operating assets	80	0.13	239	0.37
Realization of previously recognized fair value increases2	(48)	(0.08)	(48)	(0.08)
Foreign currency	399	0.65	91	0.15
Depreciation and amortization	(169)	(0.27)	(510)	(0.83)
Other items	(25)	(0.06)	(114)	(0.26)
Changes in IFRS carrying values	573	0.94	550	0.86
Changes in values not recognized under IFRS	300	0.49	1,250	1.99
Total return	873	1.43	1,800	2.85
Common share dividends	(75)	(0.13)	(224)	(0.39)
Total change in value	798	1.30	1,576	2.46
Closing net asset value1	$18,282	$30.99	$18,282	$30.99
1.	Determined on a pre-tax basis.
2.	Represents the portion of disposition gains recorded in cash flow during the quarter that were previously included in equity as unrealized gains or appraisal surplus.

5 |  Brookfield Asset Management Inc. – 2010 Q3 Results

STATEMENTS OF INVESTED CAPITAL

	Net Invested Capital
(Unaudited)	September 30	December 31
US$ millions	2010	2009
Assets
Operating platforms
Renewable power generation	$8,454	$8,468
Commercial properties	5,169	4,841
Infrastructure	1,858	1,646
Development activities	3,106	3,153
Private equity and finance	2,664	2,031
Cash and financial assets	2,019	1,645
Other assets	1,103	1,045
Asset management and other services	1,174	1,053
	$25,547	$23,882

Liabilities
Corporate borrowings	$2,625	$2,593
Subsidiary borrowings	857	779
Other liabilities	1,722	2,028
	5,204	5,400
Capitalization
Capital securities	648	632
Shareholders’ equity
Non-controlling interests	—	—
Preferred equity	1,413	1,144
Common equity	18,282	16,706
	20,343	18,482
	$25,547	$23,882

Notes:

Invested capital in these statements represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests.  The balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheet.

This analysis does not include any intangible values attributable to the company’s asset management activities.

Accordingly, the statements above differ from the company’s Consolidated Balance Sheets contained in its interim financial statements, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which contains a full reconciliation between these two bases of presentation.

6 |  Brookfield Asset Management Inc. – 2010 Q3 Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2010	2009	2010	2009
Total revenues	$3,841	$2,844	$9,666	$7,426

Asset management and other services	90	65	239	175
Revenues less direct operating costs
Renewable power generation	157	141	560	560
Commercial properties	337	258	916	715
Infrastructure	40	25	145	74
Development activities	176	12	358	76
Private equity and finance	90	18	268	90
Equity accounted income	126	44	362	209
Investment and other income	193	190	508	524
	1,209	753	3,356	2,423
Expenses
Interest	452	383	1,312	1,085
Operating costs	94	87	296	274
Current income taxes	38	(2)	84	39
Net income prior to other items	625	285	1,664	1,025
Other items
Depreciation and amortization	(193)	(161)	(580)	(483)
Fair value changes	(54)	(873)	73	(2,547)
Future income taxes	(36)	177	(33)	320
Net income (loss)	$342	$(572)	$1,124	$(1,685)

Net income (loss) attributable to:
Common shareholders	$112	$(417)	$365	$(1,051)
Non-controlling interests	230	(155)	759	(634)
	$342	$(572)	$1,124	$(1,685)

Net income (loss) per common share
Diluted	$0.16	$(0.75)	$0.53	$(1.89)
Basic	$0.16	$(0.75)	$0.54	$(1.89)

Notes:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results presented elsewhere do not. Please refer to page 8 for further information.

7 |  Brookfield Asset Management Inc. – 2010 Q3 Results

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO NET INCOME

	Three months ended September 30				Nine months ended September 30
(Unaudited)	2010		2009		2010		2009
US$ millions	Total1	Net2	Total1	Net2	Total1	Net2	Total1	Net2
Cash flow from operations (as presented on page 4)	n/a	$354	n/a	$495	n/a	$1,047	n/a	$1,037
Less: disposition gains recognized in equity under IFRS	n/a	—	n/a	(346)	n/a	(187)	n/a	(389)
Net income prior to other items	625	354	285	149	1,664	860	1,025	648
Depreciation and amortization	(193)	(169)	(161)	(142)	(580)	(510)	(483)	(423)
Revaluation and other items	(54)	(64)	(873)	(591)	73	(6)	(2,547)	(1,553)
Future income taxes	(36)	(9)	177	167	(33)	21	320	277
Net income (loss) attributable to common shareholders	n/a	112	n/a	(417)	n/a	365	n/a	(1,051)
Non-controlling interests	—	230	—	(155)	—	759	—	(634)
Net income (loss) (as presented on page 7)	$342	$342	$(572)	$(572)	$1,124	$1,124	$(1,685)	$(1,685)
1.	Includes share attributable to non-controlling interests.
2.	Excludes share attributable to non-controlling interests.

8 |  Brookfield Asset Management Inc. – 2010 Q3 Results